FOR IMMEDIATE RELEASE

CONTACT:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 685-5200 ext. 238
Email: rmcrae@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Q2 RESULTS

Company Reports Net Income of $0.02US ($0.03Cdn) Per Share
Comparable YTD Revenue Growth 17%

VANCOUVER, CANADA, October 10, 2003, LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, announces results for its 2003 fiscal second quarter ended August 31, 2003.

Revenue for the quarter was $12,481,000US ($17,178,000Cdn) compared to $15,560,000US ($24,095,000Cdn) in the same quarter of the prior year. Net income was $301,000US ($414,000Cdn) or $0.02US ($0.03Cdn) per share, compared to net income of $759,000US ($1,176,000Cdn) or $0.06US ($0.09Cdn) in Q2 of last year. Net income in this most recent quarter was affected both by a one-time, non-cash charge for stock-based compensation and the recognition of an existing income tax asset.

Year to date revenues were $24,767,000US ($34,865,000Cdn), compared to $26,991,000US ($42,073,000Cdn) last year. Net income for the first half of the year was $308,000US ($424,000Cdn) versus $1,463,000US ($2,282,000Cdn) in the first half of 2002.

Leading Brands Chairman and CEO Ralph D. McRae said: “As we previously announced, commencing this fiscal year, our largest co-pack customer changed the way in which we bill them from a full case cost to co-pack fee basis. That simple adjustment reduced our revenues by more than $4,100,000US ($5,600,000Cdn) in Q2 alone and $6,900,000US ($9,600,000Cdn) over the first half of the year, but did not impact net income. If the status quo had been maintained, we would have reported record first half revenues of approximately $31,600,000US ($44,400,000Cdn), a US dollar denominated increase over the same period last year of 17%. While such a large percentage of our volume is concentrated in our bottling operations, we will from time to time experience revenue fluctuations of this nature. Again, they do not impact our profitability, just our stated revenue.”

Mr. McRae added: “Continued growing pains in our plants, including a 60 day delay in the start up of our new carbonated line, materially higher utilities costs and a lack of focus on the bottom line in our US subsidiary contributed to lower profitability than we otherwise might have anticipated. Although definite improvements were seen in our plants during the quarter, they did not materialize fast enough to get us back to the performance levels of prior years. We have also taken several appropriate steps to improve profitability in the US.”

During the second quarter the Company continued expanding the distribution of its products in both Canada and the United States, obtaining several important chain store listings.

The Company also announced that Leading Brands of America, Inc. President, Robert Miller, tendered his resignation. The Company has commenced legal proceedings against Mr. Miller and other third parties. The lawsuit alleges that the Company is entitled to redress for actions taken during Mr. Miller's tenure. The Company believes its ability to profitably expand its business in the United States will be enhanced by these developments and that the Leading Brands of America sales team will continue to properly grow our presence there.

In conjunction with this release, you are invited to listen to the Company’s conference call, which will be held on Friday, October 10, 2003, at 8:00 am, Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

1-416-641-6715

The Company will continue to provide updates in its monthly newsletter on the first of each month, posted at www.LBIX.com.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company in Canada. The Company’s unique Integrated Distribution System (IDS)™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Pez® 100% Juices™, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, and Cool Canadian® Water

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2003 Leading Brands, Inc.

This news release is available at www.LBIX.com

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LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)
(UNAUDITED)

(EXPRESSED IN CANADIAN DOLLARS)

	Three months	Three months	Six months	Six months
	ending	ending	ending	ending
	August 31	August 31	August 31	August 31
	2003	2002	2003	2002

Sales	$17,178,255	$24,095,304	$34,864,642	$42,072,833

Expenses (Income)
Cost of sales	12,950,913	18,488,680	26,286,851	32,349,592
Operations, selling, general
& administration expenses	4,207,622	4,291,749	8,019,226	7,375,338
Depreciation and amortization	391,399	385,567	805,764	730,745
Interest expense	125,282	188,391	240,099	354,482
Other	-	-	-	(8,077)
	17,675,216	23,354,387	35,351,940	40,802,080

Net income (loss) before taxes	(496,961)	740,917	(487,298)	1,270,753
Current income taxes	(414,970)	-	(414,970)	-
Future income taxes	1,326,000	435,000	1,326,000	1,011,000

Net income after income taxes	414,069	1,175,917	423,732	2,281,753

Deficit, beginning of period	(23,203,201)	(12,335,782)	(23,212,864)	(13,438,168)

Preferred Share Dividends	-	17,250	-	20,700

Deficit, end of period	$(22,789,132)	$(11,177,115)	$(22,789,132)	$(11,177,115)

EARNINGS PER SHARE
Basic	$0.03	$0.09	$0.03	$0.17
Fully diluted	$0.03	$0.07	$0.03	$0.14

Weighted average number of shares
outstanding	14,962,955	13,573,078	14,861,053	13,563,232

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)
(UNAUDITED)

(EXPRESSED IN UNITED STATES DOLLARS)

	Three months	Three months	Six months	Six months
	ending	ending	ending	ending
	August 31	August 31	August 31	August 31
	2003	2002	2003	2002

Sales	$12,481,475	$15,560,416	$24,767,102	$26,991,413

Expenses (Income)
Cost of sales	9,409,949	11,939,735	18,673,591	20,753,185
Operations, selling, general
& administration expenses	3,057,198	2,771,553	5,704,881	4,732,251
Depreciation and amortization	284,385	248,994	572,219	468,475
Interest expense	91,028	121,660	170,784	227,268
Other	-	-	-	(5,136)
	12,842,560	15,081,942	25,121,475	26,176,043

Net income (loss) before taxes	(361,085)	478,474	(354,373)	815,370
Current income taxes	(301,511)	-	(301,511)	-
Future income taxes	963,453	280,917	963,453	647,166

Net income after income taxes	300,857	759,391	307,569	1,462,536

Deficit, beginning of period	(15,669,849)	(8,703,346)	(15,676,561)	(9,404,297)

Preferred Share Dividends	-	11,140	-	13,334

Deficit, end of period	(15,368,992)	(7,955,095)	(15,368,992)	(7,955,095)

EARNINGS PER SHARE
Basic	$0.02	$0.06	$0.02	$0.11
Fully diluted	$0.02	$0.05	$0.02	$0.09

Weighted average number of shares
outstanding	14,962,955	13,573,078	14,861,053	13,563,232